FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of March 2004

<u>KERZNER INTERNATIONAL LIMITED</u>
(Translation of registrant's name into English)

<u>Coral Towers, Paradise Island, The Bahamas</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   <u> X </u>   Form 40-F <u>   </u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u>   </u>   No <u> X </u>

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into the
Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2004   <u>KERZNER INTERNATIONAL LIMITED</u>

By:	<u>/s/John R. Allison</u>
Name:	John R. Allison
Title:	Executive Vice President
	Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on March 30, 2004 Kerzner Announces $150,000,000 Convertible Senior Subordinated Notes Due 2024



FROM: Kerzner International Limited
The Bahamas
Investor Contact: Omar Palacios
Tel: +1.242.363.6016

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER ANNOUNCES $150,000,000
CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2024

PARADISE ISLAND, The Bahamas, March 31, 2004 – Kerzner International Limited (NYSE: KZL) (the "Company") today announced that it intends to sell through a private offering $150 million of Convertible Senior Subordinated Notes Due 2024, subject to market and other conditions. The Company will grant to the initial purchasers an option to purchase up to an additional $23 million of convertible notes in connection with the offering.

The convertible notes will be unsecured senior subordinated obligations of the Company and will be convertible under certain circumstances into a combination of cash and ordinary shares of the Company at a fixed conversion price. In general, upon conversion of a convertible note, the holder of such note will receive cash equal to the principal amount of the note and ordinary shares of the Company for the note's conversion value in excess of such principal amount. The initial conversion price, the interest rate and other terms of the convertible notes will be determined upon pricing of such securities.

The Company intends to use the net proceeds from the offering to fund future capital expenditures which may include, among other things, development costs for the Phase III expansion on Paradise Island, the Company's equity investment in Atlantis, The Palm and for general corporate purposes.

The convertible notes will be offered only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The convertible notes and the underlying ordinary shares issuable upon conversion have not been registered under the Securities Act or any applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities to be offered.